One Financial Center Boston, MA 02111 617 542 6000 mintz.com

Via Edgar

January 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell
Joe McCann
Gary Newberry
Kevin Kuhar

Re:	NexImmune, Inc.

Draft Registration Statement on Form S-1

Submitted December 14, 2020

CIK No. 0001538210

Dear Mr. Campbell:

We are submitting this letter on behalf of NexImmune, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated January 10, 2021 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Scott Carmer, Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is confidentially submitting an amended draft registration statement on Form S-1 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

BOSTON        LONDON        LOS ANGELES        NEW YORK        SAN DIEGO         SAN FRANCISCO         WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ January 15, 2021 Page 2

Draft Registration Statement on Form S-1

Overview, page 1

1.

Please revise your disclosure on page 2 and on page 106 to provide the basis for your statement that your AIM-activated T cells are potent and can effectively distinguish between tumor cells and healthy cells. With reference to your disclosures on page 116, it appears that these two claims are based on your preclinical work.

Response: The Staff’s comment is acknowledged. The Company respectfully advises the Staff that the Company’s preclinical work is the basis for these statement and the Company has revised the disclosure on pages 2 and 106 to so indicate.

2.

We note your statements on pages 2 and 3 indicating that you have observed initial indicators of immunologic response in your Phase I/II trial of NEXI-001. Please balance your disclosure here and in the Business section to clarify, if true, that this portion of the trial is exploratory and that your claims are not supported by statistically significant trial results.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2 and 3 in response to the Staff’s comment.

3.	Please revise the Summary presentation, where appropriate, to address the following:

•	You plan to initially target a small patient population with your product candidates page 35;

•	Only limited human study data is available for your AIM technology, and it remains not fully known as to what kind of cytokines may be released page 18; and

•

The cost to manufacture your modified cell product candidates is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce page 30.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosures on pages 6 and 7 in response to the Staff’s comment.

Our Pipeline, page 4

4.

With reference to your disclosures on pages 140-141, please revise the pipeline presentation to include all three development phases or advise. With respect to your ongoing NEXI-001 and NEXI-002 trials, tell us your basis for characterizing these as “Phase I/II” trials. We further note that it does not appear that the second or “Phase II” part of either trial has commenced because your disclosure in the second paragraph on page 124 indicates that you have yet not determined a “Phase II dose” for NEXI-001 and your disclosure on page 131 suggests that you have not commenced the expansion cohort for NEXI-002. As applicable, please also revise your Summary discussion of these trials on pages 2-3.

MINTZ January 15, 2021 Page 3

Response: The Staff’s comment is acknowledged, and the Company has revised the pipeline chart on pages 4 and 107 and the disclosures on pages 2-3, 122, 130 and 141-142 in response to the Staff’s comment.

5.

Please explain to us why your AIM ACT product candidate and AIM INJ product candidates should be highlighted in the pipeline table. To the extent that these programs are material to your business, please revise the Business section to explain these programs in greater detail, including a discussion of relevant pre-clinical work conducted or in process. In this regard, your disclosure in the Business section concerning the preclinical work should support the positioning of the arrows in your pipeline table.

Response: The Staff’s comment is acknowledged, and the Company respectfully advises the Staff that its AIM ACT and AIM INJ preclinical and discovery stage development programs have been, and are expected to continue to be, a focus of the Company. As described in “Business – Our AIM Technology Platform – AIM ACT Modality” and “Business – Our AIM Technology Platform – AIM INJ Modality”, non-clinical work with respect to these programs has been completed and additional work is ongoing or planned. In addition, the Company expects that a portion of the proceeds from this offering will be used to further advance these programs, as described in “Use of Proceeds”. For these reasons, the Company believes the AIM ACT and AIM INJ preclinical and discovery stage programs should be included in the pipeline table. In response to the Staff’s comment, the Company has revised the Business section from pages 114 to 120 to explain these programs in greater detail and has also revised the pipeline table on pages 4 and 107 accordingly.

Our Approach, page 5

6.

We note your Summary disclosures claiming that you are a platform for “rapid” product development, you intend to “rapidly” advance NEXI-001 and NEXI-002 and that you will “accelerate” development of your AIM INJ modality. Please remove these statements or revise to provide appropriate balance and context so that these statements do not imply that you will be successful in developing and progressing your product candidates in a rapid or accelerated manner. In this regard, we note your page 24 disclosure that Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 3-5 and 106-108 as requested.

MINTZ January 15, 2021 Page 4

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 7

7.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copes of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Risk Factors

Our bylaws to be effective upon the consummation of this offering designate certain courts...,

8.

Please revise your disclosure here and on page 185 to clarify that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce an exclusive forum provision for actions arising under the Securities Act.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 76 and 186 as requested.

Capitalization, page 84

9.	Please revise to reflect the redeemable convertible preferred stock outside of permanent equity consistent with your interim balance sheet on page F-29.

Response: The Company respectfully advises the Staff that the redeemable convertible preferred stock has been moved outside of permanent equity consistent with our interim balance sheet on page F-29.

Research and Development Expenses, page 94

10.

We note that you have multiple drug candidates in varying stages of development and clinical testing and that research and development is a significant aspect of your business. Please revise to provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not historically tracked expenses by product candidate. The Company is in the process of upgrading and enhancing our general ledger systems to allow us to track expenses in that capacity and will provide such information when available in the future. The Company has revised our disclosure on page 94 to state that we do not track expenses by product candidate in response to the Staff’s comment.

MINTZ January 15, 2021 Page 5

Business

Our Approach, page 110

11.

We note your statement that your current clinical trials of NEXI-001 and NEXI-002 utilize the HLA-A2 allele, which is expressed by more than 40% of the Caucasian population. Please revise to discuss in greater detail your plans for developing other HLA allele subtypes and how your exclusive use of the HLA-A2 allele in the present trials impacts, if at all, the regulatory pathway and timeline to commercialization. For instance, please discuss whether this limitation impacts your ability to advance these product candidates to a registrational trial or to obtain Breakthrough Therapy Designation. Also, discuss if a lack of data concerning other HLA allele subtypes and patient populations could impact the design of future clinical trials.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 109 in response to the Staff’s comment.

Our Strategy, page 111

12.

We note your use of the term “significant unmet medical need”. This term may imply that your product candidates have been granted fast track designation or priority review by the FDA for products that treat certain serious unmet medical needs. Please revise or otherwise explain why you believe use of this term is appropriate.

Response: The Staff’s comment is acknowledged, and the Company has removed the term from page 111.

AIM ACT T cell Characterization, page 116

13.

We note your non-clinical comparison of the killing activity of WT-1 transduced T cells and your AIM-expanded T cells. Given your disclosure that the models were not identical and these results are not a head-to-head comparison, please tell us, and revise to discuss, if applicable, whether there were material differences between the models that could materially impact the comparison and conclusions presented.

Response: The Staff’s comment is acknowledged, and the Company respectfully advises the Staff that while both experiments incubated the effector CD 8+ T cells with the target cells of interest, and used the same effector-to-target ratios and the same fluorescent dye staining to identify target cells for analysis, there are two key differences between the models. First, the Juno experiments used primary leukemia blast cells, whereas the AIM-expanded T cell experiments used tumor cells lines. Second, the Juno experiments determined the absolute number of leukemia cells at timepoint 0 and after 18 hours, and calculated the percentage killing by the difference between those two numbers, while the Company’s experiments determined the killing percentage by quantifying the caspase-positive target cells, which is an early indicator of cell death, at timepoints 0 and 4 hours and compared the two values. As a result, these models are not identical and these results are not a head-to-head comparison of cell therapy products. However, the Company discusses the results of both models in the Amended Registration Statement in order to show that at effector T cell-to-tumor cell ratios of 10-to-1 and 5-to-1, the potency of the AIM-expanded T cells was in a similar range to the data published by Juno. The Company has revised its disclosure on page 115 to discuss these differences and the purpose of presenting the results from both models.

MINTZ January 15, 2021 Page 6

Preliminary Data from the Phase I/II Clinical Trial, page 124

14.

We note your statement on page 125 and on page 2 that the initial three patients in your Phase I/II clinical trial of NEXI-001 experienced “rapid and robust” lymphocyte reconstitution. Given your disclosure that normal return to baseline ALC takes 1-3 months, explain to us how you were able to conclude that the lymphocyte reconstitution was both rapid and robust. In this regard, the results for two of the three patients in the NEXI-001 trial appear to be within the bounds of normal lymphocyte recovery-to-baseline timelines.

Response: The Staff’s comment is acknowledged, and the Company respectfully advises the Staff that after a single infusion of NEXI-001 T cells, each of the three patients assessed experienced lymphocyte reconstitution early within the range of generally observed lymphocyte reconstitution after lymphodepleting therapy, which is typically one to three months. As reflected in the graphic on page 123, absolute lymphocyte counts, or ALC, show returns to baseline levels for each patient (marked with a red circle) within 35 days after lymphodepletion, with a range of three to 35 days. In response to the Staff’s comment, the Company has removed the terms “rapid and robust” and has revised its disclosure on pages 2, 105, 123 and 124 to provide the detail specified above with respect to the range of lymphocyte recovery for the three patients versus the range of generally observed lymphocyte reconstitution.

15.	Please revise to disclose where your ongoing clinical trials are conducted and indicate whether there are established endpoints for assessing safety and efficacy.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 122 and 130 as requested.

Johns Hopkins License Agreement, page 137

16.	Please update your description of your exclusive license agreement as follows:

•	Disclose separately the aggregate amount of all potential clinical and regulatory, diagnostic and non-clinical milestone payments;

MINTZ January 15, 2021 Page 7

•	Describe the circumstances that would lead to you being required to pay royalties on therapeutic products, diagnostic products and non-clinical products;

•	Quantify the potential increases in the minimum annual royalty payments in the future;

•	Revise your description of the non-royalty sublicense consideration to provide a range that does not exceed ten percent; and

•	Disclose when the royalty provisions expire.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 137 as requested.

Intellectual Property, page 138

17.	Please revise your intellectual property subsection to indicate whether any of the material patents cover a specific technology or product candidate and identify the type of patent protection.

Response: The Staff’s comment is acknowledged, and the Company has updated the intellectual property subsection on page 138 as requested.

Description of Capital Stock, page 181

18.

In this section, and elsewhere in your prospectus, you state that your outstanding shares of preferred stock, including shares of preferred stock issuable upon the automatic conversion of all of your outstanding convertible promissory notes, will automatically convert into 196,970,172 shares of common stock upon the completion of the offering. However, in Dilution, Principal Stockholders, and Shares Eligible for Future Sale, you indicate that your outstanding shares of preferred stock, including automatic conversion of all outstanding convertible promissory notes, will convert into 201,162,009 shares of common stock. Please revise or explain to us how your disclosures are consistent.

Response: The Company respectfully advises the Staff that in “Description of Capital Stock” and elsewhere in the Amended Registration Statement, the outstanding shares of preferred stock, including shares of preferred stock issuable upon the automatic conversion of all of our outstanding convertible promissory notes, has been updated to reflect the number of shares that will be outstanding upon automatic conversion as of December 31, 2020.

Exhibits

19.

We note that item 10.11 in your exhibit index refers to an exclusive license agreement by and between you and Johns Hopkins University dated June 21, 2011. Elsewhere in the prospectus, you statement that this agreement was amended and restated in January 2017. Please file the amended and restated agreement as an exhibit to your registration statement.

MINTZ January 15, 2021 Page 8

Response: The Staff’s comment is acknowledged, and the Company has filed the amended and restated agreement as an exhibit to the Amended Registration Statement.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-3050 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:	NexImmune, Inc.
Scott Carmer
John Trainer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John Condon
Matt Simpson